Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Whiting Petroleum Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed January 6, 2006
File No. 333-129942

Form 10-K For the Fiscal Year Ended December 31, 2004
Filed February 28, 2005
File No. 01-31899
Dear Mr. Schwall:
          On behalf of our client, Whiting Petroleum Corporation (the “Company”), we are submitting the Company’s responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated January 13, 2006 in connection with the Staff’s review of the above-referenced filings. We have repeated the comments of the Staff in the letter dated January 13, 2006 in the numbered items set forth below (in bold) and followed each comment with the Company’s response.
          If the Company’s responses are satisfactory, the Company respectfully requests that the changes to its Form 10-K be allowed to be made prospectively in the Company’s next Form 10-K filing for the fiscal year ended December 31, 2005, which the Company plans to file in late February 2006 rather than retroactively in an amendment to the Company’s Form 10-K for the fiscal year ended December 31, 2004. While the Company believes that many of the comments suggest good voluntary disclosure for future filings, it believes that such comments are not sufficiently material to the Company’s overall historical disclosure to require an amendment to the Company’s Form 10-K for the fiscal year ended December 31, 2004.
          Enclosed please find a copy of Amendment No. 2 to the Company’s Registration Statement on Form S-4, which was filed today via EDGAR with the Commission. The amendment has been marked to reflect changes from Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on January 6, 2006.

BOSTON	JACKSONVILLE	NEW YORK	SAN DIEGO/DEL MAR	TAMPA
BRUSSELS	LOS ANGELES	ORLANDO	SAN FRANCISCO	TOKYO
CHICAGO	MADISON	SACRAMENTO	SILICON VALLEY	WASHINGTON, D.C.
DETROIT	MILWAUKEE	SAN DIEGO	TALLAHASSEE	WEST PALM BEACH

Mr. H. Roger Schwall
January 25, 2006

Form S-4, as amended
General
1.	Please note that we continue our engineering review. Additional comments, if any, will be sent under separate cover.

Company Response:

The Company acknowledges the Staff’s comment.
Notes to the Unaudited Pro Forma Financial Statements
2.	Please expand your note disclosure to clarify that the historical financial information of the acquired properties is derived from statements of direct revenues and expenses and does not include all costs of doing business.

Company Response:
                  The Company has added the following disclosure to the Notes to the Unaudited Pro Forma Financial Statements under “Basis of Presentation” on pages 49 and 50 of Amendment No. 2 to the Company’s Form S-4 Registration Statement:
“The historical financial information for the Postle Properties and the North Ward Estes and Ancillary Properties, which is presented in the unaudited pro forma combined statements of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004, has been derived from statements of direct revenues and operating expenses, which in turn have been derived from the historical accounting records of the sellers and prior operators and which do not include all costs of doing business.”

3.	Please include all disclosures required by paragraphs p 10 to 17 and 30 to 34 of SFAS 69 as of the most recent fiscal year end. Disclose this information in total and segregated by entity. This will assist investor understanding. To the extent that you believe a specific disclosure is not required, supplementally explain in detail. Also refer to SAB Topic 2:D and Item 302(b) of Regulation SK.

Company Response:
                  For the Postle Properties and the North Ward Estes and Ancillary Properties, the Company included all disclosures required by paragraphs 10 to 17 and 30 to 34 of SFAS 69 as of the most recent fiscal year end in the Company’s Form 8-K/A filed with the Commission on September 19, 2005, which is incorporated by reference into the Form S-4 Registration Statement. In addition, the Company has presented in the Summary Historical and Pro Forma Reserve Data on Page 22 of the Form S-4 Registration Statement pro forma reserve quantities and the related standardized measure of discounted future net cash flows as of July 1, 2005.

Mr. H. Roger Schwall
January 25, 2006

Note 3 — Pro Forma Adjustments for Nine Months Ended September 30, 2005
4.	We note that you have included an adjustment for estimated exploration and general and administrative expenses had the acquisitions taken place as of January 1, 2005, Please explain why you believe these adjustments comply with Rule 11-02(b)(6) of Regulation S-X which requires that adjustments give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. This comment also applies to your like adjustments to the December 31, 2004 pro forma information.

Company Response:
                  The pro forma adjustments for exploration expense represent the incremental exploration costs that the Company estimates it will incur as a direct result of acquiring new oil and gas properties. The estimated incremental exploration costs primarily result from geological and geophysical studies on the newly acquired properties and additional salary cost for the exploration department. As a result of the Company’s 2005 property acquisitions, the Company incurred additional exploration costs following these transactions due to (i) additional geological personnel assumed or hired, (ii) newly acquired acreage needing evaluation and (iii) proven fields requiring delineation. The Company added 17 geologists and related exploration department personnel in 2005 either in conjunction with the property acquisitions or subsequently as a result of the newly acquired properties that needed to be studied and exploited. The Company expects such incremental exploration costs to have a continuing impact on it.
                  The pro forma adjustments for general and administrative expense represent the incremental general and administrative costs that the Company estimates it will incur as a direct result of acquiring new oil and gas properties. The estimated incremental general and administrative costs result primarily from (i) 40 additional accounting and administrative personnel that the Company assumed when it acquired the Postle Properties and North Ward Estes and Ancillary Properties; (ii) lease, insurance and other overhead for the Company’s new field office in Midland, Texas, which the Company acquired as part of the acquisition of the Postle Properties and North Ward Estes and Ancillary Properties; and (iii) additional compensation expense recognized under the terms of the Company’s Production Participation Plan (“PPP”), resulting from wells on new properties acquired in 2005, which are thereby added to the 2005 PPP plan year and increase compensation. The Company expects such incremental general administrative costs to have a continuing impact on it.
Form 10-K for the Fiscal Year Ended December 31, 2004
Financial Statements
Consolidated Statements of Income, page 45
5.	We note your modified caption reads “Revenues and other Income”. Please revise your subtotal to read similarly. This comment applies to your like disclosure on pages 14, 48.

Company Response:
                  The Company will revise the revenue subtotal to state “Total revenues and other income” beginning with the Form 10-K for the fiscal year ended December 31, 2005. The Company has also made such revision in Amendment No. 2 to the Company’s Form S-4 Registration Statement on pages 14, 18, 47, 48 and 53.

Mr. H. Roger Schwall
January 25, 2006

Note 1 — Summary of Significant Accounting Policies
Revenue Recognition, page 50
6.	We note your response to our prior comment number seven. It is unclear to us how the use of the entitlements method of accounting for natural gas results in imbalances. Please refer to EITF 90-22 and provide us with an understanding of how your imbalances have originated. In addition, please modify your disclosure to include the value of your imbalances in addition to the units you disclose.

Company Response:
                  During the production and sale of natural gas, a working interest owner (“WIO”) is typically allocated a sold volume of gas by the field operator, which is different from the WIO’s entitled share of production, thereby creating a producer gas imbalance. For example, if a particular property produces 100 MMBtu during a given month, and the Company owns a 50% working interest in the property but is only allocated actual sold volumes of 40 MMBtu for the month (even though the Company is entitled to 50 MMBtu based on its working interest), a producer gas imbalance receivable, or underlifting, of 10 MMBtu is created. Under the entitlements method, the Company (i) recognizes revenue based on its entitled share of production or 50 MMBtu, (ii) records accounts receivable for the 40 MMBtu that was allocated to the Company by the producer, as this is the quantity of gas that the Company will be paid for immediately and (iii) records a gas imbalance receivable for the underlifting of 10 MMBtu. When the Company’s gas imbalance receivables or payables are recorded in the Company’s financial statements, they are valued at the lower of (1) the price in effect at the time of production, (2) the current market value or (3) the contract price if a contract is in hand, in accordance with EITF 90-22.
                  The under-produced imbalance units that the Company discloses in its financial statements are those units underlying the gas imbalance receivables reflected in its financial statements, which have resulted from the “entitlements method” of accounting as described above. Because EITF 90-22 does not require disclosure of imbalance units and values unless they are significant, the Company has not disclosed the values attributable to its under-produced imbalances. The Company’s total gas imbalance receivables amounted to 0.04% and 0.1% of the Company’s total long-term assets as of December 31, 2004 and 2003, respectively.

Mr. H. Roger Schwall
January 25, 2006

Oil and Gas Producing Activities, page 49
7.	We note your response that indicates your expense exploratory seismic studies as incurred. Please tell us how you account for seismic costs used in development activities.

Company Response:
                  Seismic costs used in development activities are not significant to the Company’s financial statements. On rare occasions, the Company uses seismic data for the purpose of determining the precise drilling location of a development well that is targeting a proved area. In these circumstances, the Company considers such seismic data to meet the SFAS 19, paragraph 21(a) definition of development costs, as these seismic expenditures represent costs incurred in “surveying well locations for the purpose of determining specific development drilling sites”. Accordingly, the Company capitalizes the costs of such seismic data as development costs pursuant to SFAS 19, paragraph 22. Seismic costs capitalized during the years ended December 31, 2003 and 2002 amounted to $184,081 and $213,016, respectively. The Company did not capitalize any seismic costs during 2004.
                  The capitalization of seismic costs used for development purposes is the predominant practice in the oil and gas industry and is also supported in petroleum accounting texts.
* * *
        As requested, when the Company requests acceleration of the effective date of the amended Registration Statement on Form S-4, the Company will furnish a letter to the Commission acknowledging that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                  If the Staff has any questions or comments concerning any of the foregoing, please contact the undersigned at (414) 297-5642 or Paul J. Jones of Foley & Lardner LLP at (414) 297-5553.
Very truly yours,
/s/ John K. Wilson
Enclosure

cc:	Jason Wynn
Kevin Stertzel
Jill Davis
Ronald Winfrey
U.S. Securities and Exchange Commission
James J. Volker
Michael J. Stevens
Brent Jensen
Bruce R. DeBoer
Whiting Petroleum Corporation
Benjamin F. Garmer, III
Paul J. Jones
Foley & Lardner LLP
(all w/enc.)